Pioneering science for patient choice November 2022 EX-99.1

Disclaimer This Presentation may contain certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, uncertainty in the outcome of our interactions with regulatory authorities, including the FDA with respect to the clinical hold on PHA121 clinical trials in the U.S., the expected timing, progress, or success of our clinical development programs especially for PHVS416 and PHVS719 which are in mid-stage clinical trials and are currently on hold in the U.S. as a result of the FDA clinical hold, risks associated with the COVID-19 pandemic which may adversely impact our business, nonclinical studies, and clinical trials, the timing of regulatory approvals, the value of our ordinary shares, the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future, our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates, our ability to compete in the pharmaceutical industry and with competitive generic products, our ability to market, commercialize and achieve market acceptance for our product candidates, our ability to raise capital when needed and on acceptable terms, regulatory developments in the United States, the European Union and other jurisdictions, our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others, our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting, changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine, and the other factors described under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. 2

Pharvaris: Focused on unmet need in the treatment of hereditary angioedema (HAE) and other bradykinin-mediated diseases 3 Novel lead series with strong IP (primary CoM granted in multiple territories; initial term to 2038); FDA orphan drug designation World-wide operations: the Netherlands, USA, and Switzerland (headquarters) Strong financial position; cash runway through 1Q24: ~€198 million as of September 30, 2022 Experienced management team with successful track record in HAE drug design and development Convenient, orally available, small molecule targeting the validated bradykinin B2 receptor pathway Clinical proof-of-mechanism using surrogate endpoint with higher potency and duration than previously observed for icatibant PK/PD profile in surrogate endpoint supports use in both on-demand and prophylactic settings; Phase 2 studies underway* Competitive product profile Strong fundamentals Large market opportunity Large global HAE market: >$2 billion with predicted 9% CAGR over 5 years Potential portfolio expansion into other BK-mediated angioedema and diseases through B2-receptor pathway expertise *The FDA has placed a hold on the clinical trials of PHA121 in the U.S.; see slide 14 for an update on our clinical program

Experienced management with deep expertise in development and rare diseases 4 Includes the leaders behind the discovery, development, and approval of Firazyr® (icatibant), and a key member of the Takhzyro® (lanadelumab) development team

Hereditary Angioedema (HAE)

HAE is a rare, life-long condition characterized by attacks of swelling Rare and potentially life-threatening genetic condition 1:10,000 to 1:50,000 Individuals affected by HAE globally At least 6,600 people living with HAE in the U.S. At least 8,900 people living with HAE in Europe Globally, under-diagnosed/treated 6 Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545

HAE attacks are unpredictable, debilitating and potentially lethal Attacks are unpredictable in frequency, location, timing, and severity Multiple types of triggers If untreated, attacks last multiple days Attacks are commonly painful, leading to hospitalization or multiple sick days Half of people living with HAE experience a potentially life-threatening laryngeal attack at least once in their lifetime 7 Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545

HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen The swelling of an HAE attack is caused by excess levels of bradykinin: PHA121 is designed to block signaling by bradykinin 8 Busse 2020 J Allergy Clin Immunol Pract Most genetic causes lead to elevated levels of bradykinin

People living with HAE actively switch products seeking improvement in efficacy, safety/tolerability, and convenience 9 1 2 3 Efficacy is patients’ prime concern … … but safety & tolerability are pushing patients to explore alternatives … … while convenience has become a key driver for patient preference People living with HAE desire HAE therapy that can deliver on ALL fronts Source: Company research

HAE is a meaningful and growing global market CONFIDENTIAL - board materials 10 est. est. Source: Quarterly filings (NYSE: TAK; NASDAQ: BCRX, PHAR); EvaluatePharma; company research Estimated $2.4B global HAE sales for 2021 Estimated 15% CAGR 2021-2028 SC oral IV est. On-Demand Prophylaxis

Product Strategy 11

On-demand and prophylaxis: Developing two oral products utilizing the same active ingredient 12 PHVS719 Extended-release tablet formulation Aim to maintain compound exposure to prevent attacks, for easy and effective control PHVS416 Softgel capsule formulation Potential to provide fast, easy, and reliable symptom relief for all attacks Enabled by colonic absorption Enabled by early absorption in the stomach and gut

Wholly-owned pipeline focused on bradykinin B2 receptor mechanism 13 * The FDA has placed a clinical hold on the clinical trials of PHA121 in the U.S.; timeline based on studies ongoing outside the U.S.; see slide 14 for an update on our clinical program

Update on clinical programs In August 2022, the U.S. Food & Drug Administration (FDA) placed a hold on the clinical trials of PHA121 in the U.S. based on its review of nonclinical data The agency requested that Pharvaris conduct an additional long-term rodent toxicology study and update the Investigator’s Brochure The FDA stated that the nonclinical observations are unlikely due to bradykinin B2 receptor antagonism A Type A meeting has been scheduled with the FDA to discuss on-demand and prophylactic proposals to address the holds Clinical studies continue in Canada, Europe, Israel, and the UK as Pharvaris works with country-specific regulatory authorities In our completed Phase 1 trials and ongoing Phase 2 trials to date, we have observed that PHA121 was well tolerated at all doses studied 14

Programs

Pharvaris compounds are potent, orally available competitive inhibitors of the bradykinin B2 receptor

Competitive antagonism of bradykinin-induced contraction
(human umbilical vein preparation)



Icatibant
contractile effect
(% maximum)
100
75
50
25
0
10-9
10-8
10-7
10-6
10-5
10-4
[BK] (M)
Increasing antagonist concentration
vehicle (12)
10 nM (14)
100 nM (12)
1 µM (12)
10 µM (12)
pA2 8.7 nM
PHA121
contractile effect
(% maximum)
100
75
50
25
0
10-9
10-8
10-7
10-6
10-5
10-4
[BK] (M)
Increasing antagonist concentration
vehicle (13)
1 nM (12)
10 nM (14)
100 nM (13)
1 µM (13)
10 µM (13)
pA2 0.35 nM

PHA121 is 25-fold more potent than icatibant at the endogenous human B2 receptor

Lesage et al, Frontiers in Pharmacology 2020, doi: 10.3389/fphar.2020.00916; ; Lesage et al, Int. Immunopharmacology 2022, doi.org/10.1016/j.intimp.2022.108523

PHARVARIS © 2022
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PHA121 PK/PD in humans

PHA121 was well tolerated in Phase 1 SAD and MAD trials 18 PHA121 (oral solution) No clinically significant changes were observed for physical exams, vitals, ECG, and safety lab assessments No SAEs or severe AEs were reported with no treatment discontinuations Most AEs observed were of mild severity Total incidence of AEs was similar between active and placebo groups No clear differences for AE patterns between different dosing regimens vs. placebo Approximately dose-proportional PK with single and multiple oral doses Half-life approximately 3.4-5.6 hours (approximately three-fold longer than icatibant) https://epostersonline.com/acaai2020/node/1384

Phase 1 pharmacokinetics offer options for on-demand and prophylactic development When dosed BID with food, exposure maintained above target levels, steady state reached within 72 hours Surpasses target exposure (EC85) within 15 minutes under both fasted and fed status https://epostersonline.com/acaai2020/node/1384; https://ir.pharvaris.com/static-files/81a9499d-0769-4b89-8ecd-8ace5ca521d3 15 min 19

https://www.accessdata.fda.gov/drugsatfda_docs/nda/2011/022150Orig1s000ClinPharmR.pdf; Maurer et al 2020: Long-term effectiveness and safety of icatibant for the on-demand treatment of hereditary angioedema attacks: 10 years of the icatibant outcome survey (EAACI Poster #1118, June 6-8, 2020): https://clinicaltrials.gov/ct2/show/NCT01034969 Inhibition of bradykinin-induced hemodynamic effects is a validated surrogate assessment 20 Icatibant’s clinical dose, established with the BK challenge, has demonstrated successful resolution of HAE attacks in randomized clinical trials and over 10 years of data post-approval Icatibant Outcome Survey: Longitudinal survey over 10 years; more than 5000 HAE attacks treated with 30 mg SC In healthy volunteers, pre-dosing a bradykinin-B2-receptor antagonist blocks the hemodynamic effects of bradykinin Bradykinin effects restored as single-dose eliminated Used to select clinical dose in the original icatibant development program, as reviewed by FDA and EMA Bradykinin (BK) BP HR

In preclinical in vivo studies, oral PHA121 inhibits challenge by bradykinin with longer duration and faster onset than SC icatibant 21 https://education.aaaai.org/sites/default/files/L37%20Lesage_1.pdf

In healthy volunteers, oral pre-treatment with PHA121 blocks the effect of bradykinin-induced hemodynamic changes



PHA121 or placebo (po)
Bradykinin (BK)
BK
BK
BK
BK
BK
Predose
0
+1
+4
+8
+12
+24
hours
Predose
+1 h (post-dose)
Systolic BP
Mean Arterial BP
Diastolic BP
BK
BK

PK/PD modeled using a nonlinear mixed-effect E_{max} model comparing effect (inhibition of the baseline, average-to-peak) to PK (two-compartment model, first-order oral absorption)

EC_{50} (ng/mL)	2.4
EC_{85} (ng/mL)	13.8

Potency ~4x higher than icatibant
(published data)



Icatibant, SC 2x30 mg Q6h
PHA-022121, 22 mg PO
PK (exposure)
time [h]
PD (effect)
PHA121, PO 22 mg
Icatibant, SC 2x30 mg Q6h
time [h]

A **single** PHA121 dose predicted to provide **similar PD effect** as two injections of icatibant

https://epostersonline.com/acaai2020/node/1369; https://doi.org/10.1016/j.jaci.2019.12.094; https://www.accessdata.fda.gov/drugsatfda_docs/nda/2011/022150Orig1s000ClinPharmR.pdf

PHARVARIS © 2022
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PHVS416/On-Demand Softgel capsule formulation of PHA121

HAE RAPIDe-1 study: Dose-ranging study for acute treatment of angioedema attacks in patients with hereditary angioedema



Study Site
Home Treatment
Non-attack
Attack 1
Attack 2
Attack 3
Screening Period
Randomization
PHA121 (10 mg)
PHA121 (20 mg)
PHA121 (30 mg)
PHVS416
placebo

- Phase 2 double-blind placebo-controlled cross-over
  - Patients randomized to one of three doses
  - Each patient receives dosage to treat three attacks, two active and one placebo (2:1 treatment to placebo)
- Primary objective: evaluate efficacy of single treatment of three doses against placebo for treatment of HAE attacks
- **Attacks qualify for treatment when at least one attack symptom (skin pain, skin swelling, abdominal pain) becomes moderate (VAS ≥30)**
  - Early treatment: treatment must start no later than 6 h after first onset of symptoms at any location

www.hae-rapide.com; https://clinicaltrials.gov/ct2/show/ NCT04618211; https://hae-rapide.us/; https://www.clinicaltrialsregister.eu/ctr-search/search?query=2020-003445-11

PHARVARiS
© 2022
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HAE RAPIDe-1 study: Topline data expected Dec 2022 25 Primary topline data expected Dec 2022 based on collected dataset of attacks Continued monitoring of attacks of enrolled patients in countries outside the U.S. in RAPIDe-1 and RAPIDe-2 (open-label extension) Enrollment target achieved 72 HAE patients enrolled from ~30 sites in U.S.*, Canada, Europe, Israel, and UK * The FDA has placed a hold on the clinical trials of PHA121 in the U.S.; see slide 14 for an update on our clinical program

RAPIDe-1: Primary and secondary endpoints Primary Change of VAS-3 from pre-treatment to 4h post-treatment Secondary Time to onset of symptom relief (VAS-3; ≥30% reduction from pre-treatment score) Time to almost complete and complete symptom relief (VAS; all three components <10 mm) Time to a ≥50% reduction in VAS-3 from pre-treatment score Change of MSCS from pre-treatment to 4h post-treatment TOS at 4h post-treatment CONFIDENTIAL - board materials 26 VAS: visual analogue score; MCSC: mean symptom complex severity; TOS: treatment outcome score

RAPIDe-1: Other secondary endpoints include: Time to onset of primary symptom relief (leading component of VAS) Proportion of IMP-treated attacks requiring the use of HAE rescue medication Time to the first use of HAE rescue medication Safety PK, dose-effect relationship, and concentration-effect relationship TSQM score at 48 h post-treatment 27 VAS: visual analogue score; IMP: investigational medicinal product; MCSC: mean symptom complex severity; TOS: treatment outcome score; TSQM: treatment satisfaction questionnaire for medication

VAS-3 is a measure of HAE attack severity, used in past registrational studies 28 Used in approval of two most recently approved on-demand therapies FIRAZYR® icatibant and RUCONEST® C1 esterase inhibitor [recombinant] VAS, MCSC, TOS are only endpoints listed for attacks in FDA compendium of clinical outcome assessments (2021) as listed by Division of Pulmonology, Allergy and Critical Care Electronically captured patient-reported assessment of three symptoms Skin pain, skin swelling, abdominal pain Patient indicates the severity of symptom on a sliding scale, from 0-100 Once an attack qualifies and is treated, VAS-3 assessed every ~30 min until 4 hours post-treatment and up to 48 hours post-treatment Firazyr is a registered trademark of Shire, and marketed by Takeda; Ruconest is a registered trademark of and marketed by Pharming; FDA 2021 COA compendium: https://www.fda.gov/drugs/development-resources/clinical-outcome-assessment-compendium 64 Please tap on the scale to indicate your skin pain now 100: worst possible 0: no symptom

Clinical practice: Earlier treatment reduces time to resolution HAE attacks should be treated early (US, Canada, WHO guidelines) Associated with shorter time to resolution and total attack duration 29 Maurer et al 2022 Allergy; Busse et al 2021 J. Allergy Clin Immunol Pract; Betschel et al 2019 Allergy Asthma Clin Immunol; Maurer et al 2013 PLOSone; Tourangeau et al 2012 Int Arch Allergy Immunol Maurer et al 2013 Tourangeau et al 2012

Prior studies showed higher baseline and changes in VAS-3 scores, with treatment at clinic 30 rC1-INH (Ph2): Travel to clinic <5 hours after symptoms become moderate (high baseline VAS-3) icatibant (FAST-3 Ph3): Travel to clinic <6 hours after symptoms become moderate (high baseline VAS-3) Lumry et al 2011 Ann Allergy Asthma Immunol; Riedl et al 2014 Ann Allergy Asthma Immunol; RUCONEST prescribing information ΔrC1-INH approx. -40 to -50 Δplacebo: approx. -10 to -15 Relative change approx. -30 to -40 analysis added by annotation

Recent on-demand HAE trials treat sooner in home setting, with lower baseline and smaller absolute changes in VAS-3 at 4 hours 31 BCRX poster #110 AAAAI 2019-02-23 https://ir.biocryst.com/static-files/2b3e13b9-ad24-432c-9ac5-15711d954d88; KALV presentation 2021-02-09 ΔKVD900 approx. -10 Δplacebo: approx. -2.5 Relative change approx. -7.5 analysis added by annotation BCX7353 (ZENITH-1 Ph2): Dosing within 1 hour of symptoms KVD900 (Ph2): Dosing within 1 hour of symptoms

Initial relief: Relative change in VAS-3 may depend on baseline 32 Lumry et al 2011 Ann Allergy Asthma Immunol; Riedl et al 2014 Ann Allergy Asthma Immunol; RUCONEST prescribing information; KALV presentation 2021-02-09 icatibant (FAST-3 Ph3) 2.0 h (VAS-3, 50% reduction) 1.5 h (VAS-3, 30% reduction) rC1-INH Ph2: approx. 2 h (VAS-3, 50%) Ph3: 1.5 h (two-question TEQ) Approximately 2 h to 50% reduction in VAS-3, based on initial severity of 73.5 KVD900 (Ph2) 6 h (VAS-3, 50% reduction from pretreatment) 1.6 h (PGI-C, at least “a little better”) ~5-6h (PGI-C, at least “better”) VAS-50% PGI-C ‘a little better’ VAS-50% PGI-C (from Ph3 study) VAS-50% VAS-30%

On-Demand: PHVS416 aims to provide clear differentiation for efficacy and convenience Source: Firazyr, Ruconest, Kalbitor prescribing information; Pharming release 2018-12-07; BioCryst release 2018-09-04; Kalvista corporate presentation 2021-02-09; https://www.clinicaltrials.gov/ct2/show/NCT05259917; Lumry 2013 Allergy Asthma Proc. 34(2), 155-161; EAACI 2020 Poster #1118; Zanichelli et al, C1 Inhibitor Workshop 2021 (https://www.kalvista.com/sites/default/files/presentations/zoom_0.mp4) 33

PHVS719/Prophylaxis Extended-release tablet formulation of PHA121

Data from prophylactic proof-of-concept study (PHVS416) and PHVS719 tablet PK to inform Phase 3 development 35 Utilizing the food effect observed in Phase 1, PK/PD modeling suggests that twice-daily dosing of PHVS416 can maintain PHA121 exposure >EC85 * The FDA has placed a hold on the clinical trials of PHA121 in the U.S.; see slide 14 for an update on our clinical program

HAE CHAPTER-1 study ongoing outside U.S.: Prevention of attacks in HAE (proof of concept with PHVS416 softgel capsule) Primary objective: assessing safety and efficacy of PHA121 in preventing HAE attacks in patients with HAE type 1 or type 2 Placebo-controlled, 3 parallel arms, two doses Includes open-label extension Primary endpoint: Number of investigator-confirmed HAE attacks Secondary endpoints include moderate or severe HAE attacks, HAE attacks requiring acute treatment Target enrolment of 30 HAE patients globally Regulators in Canada, Europe, Israel, and the UK have been notified of U.S. clinical hold; guidance on topline data timing to follow with more clarity regarding the impact of the U.S. clinical hold and additional feedback from global regulatory authorities 36 Screening Period Randomization BID dosing after meals PHA121 40 mg/day (20 mg BID) BID: 2 PHVS416 capsules PHA121 20 mg/day (10 mg BID) BID: 1 PHVS416 capsule, 1 placebo capsule Placebo BID: 2 placebo capsules 12 WEEKS https://clinicaltrials.gov/ct2/show/NCT05047185, https://haechapter-1.com/

PHVS719 single-dose PK study demonstrates QD potential 37 PHVS416 and PHVS719 well tolerated No SAEs or severe TEAEs PHVS416 rapid exposure confirmed Exceeding EC85 within 15 minutes PHVS719 extended release demonstrated: maintained exposure above EC85 for >24h with and without food Similar AUC24h as 20 mg BID PHVS416 with food (one of CHAPTER-1 doses)

Prophylaxis: PHVS719 aims to combine efficacy and convenience compared to approved therapies and oral pipeline Source: Takhzyro, Haegarda, Cinryze, Orladeyo prescribing information; Aygoren-Pursun 2018. NEJM 379(4), 352-62; ICER 2018 Final Evidence Report – Long-Term Prophylaxis in HAE; Kalvista corporate presentation March 2022 (https://ir.kalvista.com/static-files/edd489dd-70b7-4648-944f-76fe17d66842), https://clinicaltrials.gov/ct2/show/NCT05055258 38

Corporate Summary and Milestones 39 Financially strong: ~€198 million cash (Sep 30, 2022) provides runway through 1Q24

Nasdaq: PHVS

PHVS719 single-dose PK study demonstrates QD potential 41 PHVS416 and PHVS719 well tolerated No SAEs or severe TEAEs PHVS416 rapid exposure confirmed Exceeding EC85 within 15 minutes PHVS719 extended release demonstrated: maintained exposure above EC85 for >24h with and without food Similar AUC24h as 20 mg BID PHVS416 with food (one of CHAPTER-1 doses) Open-label, crossover comparison in 8 adult male healthy volunteers Sequential single doses (random order) of: PHVS416: 20 mg dose (fasted) PHVS719 prototypes XR1: 20 mg dose (fasted, fed) XR2: 40 mg dose (fasted, fed) Randomized order Study Site

PHVS719 single-dose PK study demonstrates QD potential 42

PHVS719 single-dose PK study demonstrates QD potential 43

44

PHVS719 single-dose PK study demonstrates QD potential 45